Exhibit 14.1

Director Code of Ethics

Responsibilities

This Director Code of Ethics (“Code of Ethics” or “Code”) is a guide to ethical considerations with respect to your status as a Director of STERIS Corporation (“STERIS” or “Company”). The Board of Directors provides STERIS senior management with general guidance and advice concerning the competent and ethical operation of the Company. STERIS Directors likewise will execute their responsibilities in a highly ethical manner, consistent with this Code of Ethics and applicable legal requirements and stock exchange regulations. Directors will regularly review this Code to monitor compliance and consider modifications.

General Conflicts of Interest

Each Director must consider other existing and anticipated commitments so that such commitments do not materially interfere with the members’ service as a Director. STERIS Directors must avoid situations where personal or other loyalties may conflict with the interests of STERIS. STERIS Directors should endeavor to avoid the appearance of a conflict of interest, or should disclose and explain such appearance to the Board of Directors so that a determination can be made of whether an actual conflict exists.

Personal Benefit from STERIS Business

STERIS Directors may not receive any loans, consulting fees, or other material personal profit or benefit in connection with any transaction involving STERIS, other than compensation and expense payments or committee fees as a Director (or in the case of a Director employed by the Company, compensation as an employee), as approved by the full Board. Other than such payments, Directors must disclose to the Company’s General Counsel any transaction, or proposed transaction, between a STERIS entity and you, a member of your immediate family, or a business you or an immediately family member own, control, or have a substantial interest in (more than 5% of the outstanding voting securities).

Other Businesses

STERIS Directors may not have a personal or family financial interest in any STERIS supplier, customer, consultant, reseller or competitor that has a reasonable potential for causing a conflict of interest, or divided loyalty, or resulting in material personal gain. Whether there may be the potential for a conflict of interest, divided loyalty or personal gain depends on many factors, including the Director’s ability to influence STERIS decisions that affect personal interests, the size of the any potential personal gain relative to the Director’s other resources, and the nature of the relationship between our Company and the other business. In any event, the potential for personal gain or other divided loyalty must be disclosed to the full Board and to STERIS’s General Counsel.

Other Directorships and Positions

Except as permitted by applicable competition, antitrust, and securities laws, STERIS Directors may not be a director, employee, or consultant of a company or organization that produces, supports or promotes products or services that compete with STERIS to any material extent. Prior to joining any other board or accepting an executive position with a company that does business with STERIS or may compete with STERIS, you must consult with STERIS’s Chairman of the Board, CEO (if separate), and General Counsel. If in your position as a Director, employee, or consultant of another organization you encounter any situation where your role with that other organization may be in conflict with STERIS’s interests, you must inform STERIS’s Chairman of the Board, CEO, and General Counsel of the potential conflict so that appropriate action can be taken.

Confidentiality in General

STERIS technical, research, development, personnel, financial, strategic, and other business information are Company property and must be kept confidential.

Communication Regarding STERIS

Confidential information about STERIS, including information that can be expected to have an impact on the market for STERIS stock, forward-looking information such as sales, revenue or earnings projections, new product introductions, or other non-public information, may be released only in accordance with STERIS guidelines and United States securities laws. Contacts with news organizations, analysts, or shareholders should be directed promptly to STERIS Corporate Communications or Investor Relations. Director communication involving Company matters are expected to be coordinated with and through Company management, except as contemplated by applicable committee charters or as approved by the full Board.

Inside Information

As a Director, you have information about STERIS that is both material and non-public. You must adhere to STERIS’s Stock Trading Policy, United States securities laws, and exchange requirements regarding trading and reporting trades in STERIS stock. Violation of insider trading laws subject both you and STERIS to potential severe criminal penalties. These laws and STERIS policy apply to all STERIS Directors and every stock transaction, including option exercises, regardless of size, and to all disclosures of material non-public information, whether or not you personally benefit. Directors are required to obtain prior written approval of any transaction in STERIS stock, including option exercises. In addition, you may not “tip” others who may trade in STERIS stock.

Handling Company Assets

Director must take care to safeguard STERIS assets, including protection from unauthorized use. STERIS assets may not be used for personal benefit or any unlawful or improper purposes. Directors must consult with the General Counsel regarding the preservation and production of documents in the event of litigation or investigation regarding the Company.

Director Independence

The STERIS Board must be comprised of a majority of independent directors. As described in this Code, Directors must disclose transactions involving the Company that may result in divided loyalty or personal gain or profit, and thereby potentially affect director independence. The Board will, at least annually, determine whether or not each Board member is independent, in accordance with applicable law, regulation, and listing standards.

Relationship to Other Policies

If a Director is also a STERIS employee, the STERIS Code of Business Conduct and related policies also apply to you. In addition, as a member of any committee of the Board of Directors, the applicable committee charter(s) should also guide your conduct. Any waiver of the requirements of this Code in favor of Directors must be approved by the Board of Directors and must be disclosed as required by law or exchange regulation.